Exhibit (a)(1)(C)

Offer to Purchase for Cash
any and all Preferred Shares
(including Preferred Shares represented by American Depositary Shares)
at R$35.09 per Share
of
TELE NORTE LESTE PARTICIPAÇÕES S.A.
by
TELEMAR PARTICIPAÇÕES S.A.

Pursuant to the Offer to Purchase dated June 20, 2007

THE TENDER OFFER CAN BE ACCEPTED AND TENDERED SHARES CAN BE WITHDRAWN, IN THE CASE OF HOLDERS OF AMERICAN DEPOSITARY SHARES TENDERING THROUGH THE BANK OF NEW YORK AS RECEIVING AGENT, BY 10:00 A.M., NEW YORK CITY TIME, AND IN THE CASE OF HOLDERS OF SHARES TENDERING DIRECTLY, BY 6:00 P.M., BRASÍLIA TIME, IN EACH CASE ON JULY 23, 2007, UNLESS THE TENDER OFFER IS EXTENDED OR EARLIER TERMINATED.

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Enclosed for your consideration is an offer to purchase, dated June 20, 2007 (the “Offer to Purchase”) and the related letter of transmittal to transmit ADSs (defined below) (the “Letter of Transmittal,” and together with the Offer to Purchase, as amended or supplemented from time to time, the “Offer Documents”) relating to the tender offer by Telemar Participações S.A. (“TmarPart”), a sociedade anônima organized under the laws of the Federative Republic of Brazil, to purchase any and all outstanding preferred shares, no par value, including any and all preferred shares represented by American Depositary Shares (the “ADSs”), of Tele Norte Leste Participações S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil (“TNL”), at a price of R$35.09 per preferred share in cash, adjusted by the Brazilian Taxa Referencial-TR (“BTR”) from April 10, 2007 (the “Tender Offer Announcement Date”) to the date payment is made for shares purchased in the tender offer (the “Share Payment Date”), net of stock exchange and settlement fees, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase.

The BTR is a monthly index, calculated on the basis of interest rates for deposits at Brazilian banks, published by the Brazilian Central Bank (Banco Central do Brasil, or “Central Bank”), which, for reference, was approximately 0.1689% for the month of May 2007. As of June 18, 2007, we estimate that the purchase price as adjusted by the BTR is approximately $R35.20. On June 18, 2007 the last reported closing price of the preferred shares on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, “BOVESPA”) was R$35.90 per preferred share.

There is no separate tender offer being made in the United States to acquire shares or ADSs. If a holder of ADSs, each representing one preferred share, no par value, of TNL, wishes to participate in the tender offer, the holder may tender the preferred shares underlying its ADSs through The Bank of New York, as receiving agent, in accordance with the instructions set forth in the enclosed Letter of Transmittal. If the underlying preferred shares are purchased in the auction described in “The Tender Offer — Section 2 — Acceptance for Payment and Payment for Shares” in the Offer to Purchase, those ADSs will be cancelled so that the underlying preferred shares may be sold. ADS holders tendering through The Bank of New York, as receiving agent, will receive payment in U.S. dollars, net of expenses for converting Brazilian reais to U.S. dollars and fees associated with the cancellation of the ADSs representing preferred shares purchased in the tender offer.

All terms not otherwise defined herein have the meaning set forth in the Offer to Purchase. Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold ADSs in your name or in the name of your nominee.

The tender offer is subject to the conditions described in “The Tender Offer — Section 5 — Conditions to the Tender Offer” in the Offer to Purchase.

For your information, and for forwarding to those clients for which you hold preferred shares or ADSs registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. A printed form of letter that may be sent to clients for whose account you hold ADSs registered in your name or in the name of a nominee, with an Instruction Form attached for obtaining such clients’ instructions with regard to the tender offer; and

3. The Letter of Transmittal (to be used for guidance only by clients for whose account you hold ADSs registered in your name or in the name of a nominee).

The enclosed Letter of Transmittal cannot be used to tender preferred shares, except insofar as preferred shares are represented by ADSs, on behalf of clients for whose account you hold ADSs registered in your name or in the name of a nominee. Preferred shares not represented by ADSs can only be tendered in the tender offer by following the instructions in the Offer Documents. See “The Tender Offer — Section 3 — Procedures for Participating in the Tender Offer — Direct Holders of Preferred Shares” in the Offer to Purchase. Do not forward the Letter of Transmittal to clients that do not beneficially own ADSs.

We urge you to contact your clients as promptly as possible.

Please note the following:

1. The tender offer is open to all holders of preferred shares (including preferred shares represented by ADSs). See “The Tender Offer — Section 3 — Procedures for Participating in the Tender Offer” in the Offer to Purchase. In order to participate in the tender offer, holders of ADSs may tender the preferred shares underlying their ADSs through The Bank of New York, as receiving agent, in accordance with the instructions set forth in the Offer Documents. As an alternative to tendering the preferred shares underlying its ADSs through the receiving agent, an ADS holder may also surrender its ADSs to The Bank of New York, as ADS depositary, withdraw the preferred shares underlying the ADSs from the ADS program and participate directly in the tender offer as a holder of preferred shares, allowing sufficient time to complete all necessary steps and make all required arrangements.

2. After purchase by TmarPart of the preferred shares underlying the ADSs tendered through the receiving agent (subject to the conditions as described in the Offer to Purchase) and receipt by the receiving agent of payment of the consideration for those shares, the receiving agent will pay to the applicable holders of ADSs the U.S. dollar equivalent (based on then-prevailing exchange rates, net of expenses for converting Brazilian reais to U.S. dollars) of R$35.09 per preferred share or per ADS as adjusted by the monthly BTR from April 10, 2007 to the date payment is made for shares purchased in the tender offer, net of (1) a fee of up to US$5.00 per 100 ADSs or portion thereof for the cancellation of the ADSs representing preferred shares purchased in the tender offer, (2) the combined fee of 0.035% of the purchase price, payable to the CBLC, as described in “The Tender Offer — Section 1 — Terms of the Tender Offer and Expiration Date” in the Offer to Purchase, and (3) the holder’s pro rata portion of the fee or commission charged by the receiving agent’s broker to tender preferred shares underlying ADSs on behalf of ADS holders participating in the tender offer. The ADS cancellation fee is payable to The Bank of New York, as depositary under the deposit agreement governing TNL’s ADSs. In addition, ADS holders must pay any taxes or governmental charges payable in connection with the cancellation of ADSs representing preferred shares purchased in the tender offer. ADS holders will receive the purchase price for ADSs representing preferred shares purchased in the tender offer in cash by check or, in the case of ADSs held through DTC, by means of delivery of funds to the account maintained at DTC by the tendering participant.

For reference, based on the Exchange Rate on June 18, 2007, R$35.09 is equivalent to approximately US$18.43.

3. U.S. federal income tax backup withholding at a rate of 28% may be required, unless the required taxpayer identification information is provided. See Instruction 12 of the Letter of Transmittal.

4. Any holder of ADSs that wishes to tender preferred shares underlying ADSs through the receiving agent must do so no later than 10:00 a.m., New York City time (the “ADS Expiration Time”) on July 23, 2007 (such date, as it may be extended by TmarPart, the “Expiration Date”). See “The Tender Offer — Section 3 — Procedures for Participating in the Tender Offer” in the Offer to Purchase. The receiving agent will then contact a broker authorized to conduct trades on the

BOVESPA to tender the preferred shares underlying the ADSs in the auction as described in “The Tender Offer — Section 2 — Acceptance for Payment and Payment for Shares” in the Offer to Purchase.

5. In order to participate in the tender offer through the receiving agent, the following must be delivered to the receiving agent prior to the ADS Expiration Time, on the Expiration Date: (a) American Depositary Receipts (“ADRs”) evidencing the tendered ADSs and the enclosed Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or (b) in the case of a book-entry transfer through DTC, an Agent’s Message (as defined in the Letter of Transmittal), in each case together with any other documents required by the receiving agent and in accordance with the instructions set forth in the Letter of Transmittal.

TmarPart will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of preferred shares represented by ADSs pursuant to the Offer Documents. In addition, TmarPart will not pay any transfer taxes payable on the transfer of preferred shares represented by ADSs to it. See Instruction 6 to the Letter of Transmittal. TmarPart will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients.

Any inquiries you may have with respect to the tender offer and requests for copies of the enclosed materials should be addressed to The Altman Group, the U.S. information agent for the tender offer, at the address and telephone number set forth on the back cover page of the Letter of Transmittal.

Very truly yours,

TELEMAR PARTICIPAÇÕES S.A.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL MAKE YOU OR ANY OTHER PERSON AN AGENT OF TMARPART, TNL, THE RECEIVING AGENT, THE INFORMATION AGENT OR ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENT OR USE ANY DOCUMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE TENDER OFFER, OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.

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